UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ____)
                    Under the Securities Exchange Act of 1934

                      AMERICAN FORTUNE HOLDINGS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                              --------------------
                                 (CUSIP Number)

                               Xiaomin Chen, Esq.
                              DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                            New York, New York 10007
                                Tel: 212-608-6500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2004
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. _________

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Chen De Xing
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,820,800 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,820,800 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,820,800 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of American Fortune Holdings Corporation, a Nevada corporation formerly known as Rich Holdings Group, Inc. (the "Company"). The principal executive offices of the Company are located at 515 Madison Avenue, Suite 2100, New York, NY 10022.

Item 2. Identity and Background.

      (a)   Chen De Xing.

      (b) The business address of Mr. Chen is c/o DeHeng Chen Chan, LLC, 225 Broadway, Suite 1910, New York, NY 10007.

      (c) Principal Occupation: President of South Investment Group, a company that manages investments in the high-tech industry.

      (d)   Mr.  Chen has not been  convicted  during  the past five  years in a
            criminal   proceeding   (excluding  traffic  violations  or  similar
            misdemeanors).

      (e) Mr. Chen has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Chen is a citizen of People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

      On October 13, 2004 John R. Rice III and Joseph Ingrassia (the "Sellers") sold an aggregate of 1,820,800 shares of restricted common stock of the Company held by the Sellers to 13 shareholders of South Valve Manufacture Co., Ltd., including shares equal to 41.5% of the Company's outstanding shares to South Investment Group Co., Ltd., a domestic Chinese Company. The parties subsequently became aware that under Chinese law, the transaction as structured is prohibited in that domestic Chinese companies are not permitted to hold shares in U.S. shell companies. Accordingly, on November 8, 2004, the parties entered into a Rescission Agreement pursuant to which the parties rescinded the sale of the shares sold to the South Valve Manufacture Co., Ltd. shareholders as of the date the Sellers entered into the purchase agreement with the buyers. Simultaneously with and as part of the Rescission Agreement, all of the 1,820,800 shares were sold to Chen De Xing, a Chinese citizen. As a result of his purchase of the shares of Common Stock from the Sellers, Mr. Chen owns approximately 80.6% of the Company's issued and outstanding shares. The Purchase price for the shares was $150,000. The source of the funds used for the purchase was funds from an affiliate of Mr. Chen.

Item 4. Purpose of Transaction.

      Mr. Chen's acquisition of the Common Stock from the Sellers makes Mr. Chen the controlling stockholder of the Company. Mr. Chen's acquisition of the Common Stock was made to acquire control of the Company in a privately negotiated transaction with the Sellers, who, prior to the acquisition by Mr. Chen, were the controlling shareholders of the Company. After the sale to Mr. Chen, Mr. Rice holds 210,000 shares of Common Stock and Mr. Ingrassia holds 90,000 shares of Common Stock. A further description of the acquisition of the shares of Common Stock by the Purchasers can be found in the Company's Current Report on Form 8-K, dated October 13, 2004, filed on October 19, 2004 (the "October 2004 Form 8-K") and the Amendment No. 1 to the Company's Current Report on Form 8-K/A, dated October 13, 2004, filed on November 18, 2004 (the "Amended October 2004 Form 8-K"), both of which are incorporated by reference herein.

      In connection with the purchase of Common Stock from the Sellers as disclosed in the October 2004 Form 8-K, each of John R. Rice III and John F. Beasty resigned as a director of the Company and Chen De Xing, Chen Bai Xun and Liang Wei Guang were elected as President and Director, Vice-President and Director, and Secretary and Director respectively. John R. Rice III was elected as Chief Executive Officer.

      Other than as described or incorporated above from the October 2004 Form 8-K and the Amended October 2004 Form 8-K, Mr. Chen currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although Mr. Chen reserves the right to develop such plans. Specifically, but without limiting the generality of the foregoing, Mr. Chen expects to change the focus of the Company's business plan to a different industry.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) As of November 8, 2004, Mr. Chen is the beneficial owner of 1,820,800 shares of Common Stock from the Sellers. Mr. Chen has the sole voting and dispositive power over those shares.

      (c) Other than as set forth in this Item  5(a)-(b)  and  elsewhere in this
Schedule 13D, (1) Mr. Chen does not beneficially owns any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Chen.

      (d) Not applicable.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Chen and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Recession Agreement, dated November 8, 2004, by and among John R. Rice III, Joseph Ingrassia, the Company, South Investment Group Co., Ltd, Chen De Xing, Chen Shu Hui, Chen Bai Xun, Liu Xiang Yu, Chen Jian Feng, Li Qi Song, Zheng Yi, Cun Zheng, Jian Li, Huang Man Xi, Chen Kong Bin, Xue Da Xia and Ye Sheng Yong, filed as Exhibit 10.2 to the Amended October 2004 Form 8-K and incorporated by reference herein.

Exhibit 2 Agreement for the Purchase of Common Stock, made as of June __, 2004, by and among John R. Rice III, Joseph Ingrassia, the Company and the shareholders of South Valve Manufacture Co., Ltd., filed as
            Exhibit 2 to the October 2004 Form 8-K and incorporated by reference herein.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

                                                /s/ Chen De Xing
                                                -----------------------
                                                Chen De Xing


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